

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2017

Nadav Kidron
Chief Executive Officer
Oramed Pharmaceuticals Inc.
Hi-Tech Park 2/4 Givat Ram
PO Box 39098
Jerusalem, Israel 91390

      Re: Oramed Pharmaceuticals Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed July 20, 2017
          File No. 001-35813

Dear Mr. Kidron:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                                Division of Corporation Finance
                                              Office of Healthcare & Insurance

cc: Jeffrey B. Morlend, Esq.